PART II

Item 1. Business.

Certain statements and other information set forth in this annual report on Form 1-K may address or relate to future events and expectations and as such constitute “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as “may”, “could”, “would”, “should”, “will”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. Forward-looking statements include, but are not limited to, statements about: expectations regarding our future revenue, the implementation of our business model, our expectations regarding our cash flow, our financial performance, our ability to obtain funding for our operations, our expectations regarding our cost of revenue, operating expenses and capital expenditures, and our future capital requirements. All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements. You should not place undue reliance on forward-looking statements.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this report or otherwise make public statements in order to update our forward- looking statements beyond the date of this report.

In this report, all references to “OUR” “we,” “us,” “our,” or “the company” mean OUR MicroLending, LLC.

Overview

On October 9, 2007, we were formed as a Florida limited liability company. From March 2008 through June 30, 2019, we have made approximately 2,799 microloans totaling more than $46,734,754 to micro and small business owners and entrepreneurs in South Florida, many of whom are immigrants and minorities. Typically, we target businesses with fewer than five employees and annual sales of $1,000,000 or less, and the size of our loans range between $1,500 and $150,000. The business owners applying for financing must be legal residents or citizens of the United States and their business and home addresses must be located within the South Florida target market which includes Miami-Dade, Broward and Palm Beach Counties. Our clients may be corporations, partnerships or sole proprietorships and their business must have been in actual operation for at least 24 months. Traditional sources of financing (i.e., bank or credit union loans) are largely unavailable to our target clients, and the economic downturn made borrowing even more difficult for small businesses. The major challenges of our clients in our target markets are the following: (1) local banks are not lending at the levels that they were at before the recession, and their current underwriting guidelines such as liquidity, liabilities, activity and income ratios are too strict for our target market; (2) local competitors have moved to a credit scoring model and many micro-entrepreneurs no longer qualify under their programs; (3) most borrowers in our target market operate on a cash-only basis and lack formal or regular financial statements of any kind (e.g. small grocery stores, beauty salons, house cleaning and landscaping businesses, dollar stores); and (4) many of our target market clients are home-based or in industries that are restricted for many of our local financing institutions. As a result, we find ourselves in an excellent position to increase our share of the South Florida microfinance market.

As a limited liability company we operate pursuant to an operating agreement, and our owners hold equity interests in the Company. Pursuant to our articles of organization and operating agreement, we are managed by our Managing Member, Emilio M Santandreu, who is also our President and Chief Executive Officer, and additional officers appointed by our President. To date, we have funded our lending operations using the capital contributions of our owners and borrowings from our officers, family members of our officers and certain of our equity investors and proceeds from the sale of $2,816,503 in principal amount of Certificates from previous Regulations A Offerings, and $7,395,465 in principal amount of Certificates from previous Regulation A+ Offering.

Our principal office is located at 3191 Coral Way, Suite 109, Miami, Florida 33145 and our telephone number is (305) 854-8113. For additional information regarding the Company, you may write or telephone us at the address and telephone number above.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our core business is providing microloans to small business owners and entrepreneurs in South Florida, many of whom are immigrants and minorities. These businesses typically have fewer than five employees and annual sales of $1,000,000 or less, and the loans are provided for use in the businesses or other income generating activities and not for personal consumption. Our borrowers often have no, or very limited, access to loans from other sources other than private money lenders that we believe typically charge very high rates of interest.

On April 26, 2013, we received notice from the US Treasury Department – CDFI Fund that we formally became a Community Development Financial Institution (“CDFI”). The CDFI Fund was created for the purpose of promoting economic revitalization and community development through investment in and assistance to CDFIs. The CDFI Fund was established by the Riegle Community Development and Regulatory Improvement Act of 1994, as a bipartisan initiative. Through monetary awards and the allocation of tax credits, the CDFI Fund helps promote access to capital and local economic growth in urban and rural low-income communities across the nation. On September 24, 2013 we received a written notice that we had been awarded $600,000 from the CDFI Fund and we received the funds on January 23, 2014. By June 30, 2014 we had disbursed $600,000 or 100% of the award as new loans. The CDFI requires that we submit financial information and performance reports. On September 10, 2015 we received a written notice that we had been awarded $650,000 from the CDFI Fund and we received funds on March 21, 2016. By April 30, 2016 we had disbursed $650,000 or 100% of the award as new loans. During the month of September of 2017, the company received a notification that will be awarded with a loan of $686,500 at 1.90% annual interest rate and payable by July 02, 2031 (The note was signed July 02, 2018)

On July 15, 2015 we received a written notice that we had been awarded $200,000 from the FY2015 CDBG Block of Miami-Dade County to provide loans within the county. On September 29, 2016 we received a written notice that we had been awarded $200,000 from the FY2016 CDBG Block of the Miami-Dade County to provided further loans within Miami-Dade County. On July 28, 2017 we received a written notice that we had been awarded $150,000 from the FY2017 CDBG Block of Miami-Dade County to provide loans within the county. On July 27, 2018 we received a written notice that we had been awarded $200,000 from the FY2018 CDBG Block of Miami-Dade County to provide loans within the county.

On November 2014, we signed an agreement with the State of Florida, Department of Economic Opportunity “DEO” to become Loan Administrator of the Florida Microfinance Act. Under this agreement we provided the services of a non-banking financial institution making short-term, fixed rate microloans in conjunction with providing business management training, business development training and technical assistance to small businesses. All interest and fees charged on these loans were considered revenue to us, and they were permitted to be used for any purpose, including interest or principal payments for the Investment Certificates. We managed a total of $4,825,000 from the State of Florida under the Florida Microfinance Act until the State terminated the program in April 2018. In June 2018, the company returned 100% of the funds under management to the State of Florida, including $66,981 of accrued interest.

All of our loans are secured by collateral. To the extent that the business utilizes a vehicle in the business, i.e. a delivery truck or a taxi, we require a lien on such vehicle to secure repayment of the loan. We also require that businesses grant us a general security interest in all their equipment, assets and inventory and we file a UCC-1 to perfect such security interest. In addition, we require each stockholder of the borrowing business to individually sign the loans as a co-borrower.

In addition to being entrenched in a market with a strong demand for our services and our expertise in microfinance, we believe that our competitive strengths include our efficient operating model that leverages technology, quick turnaround times and our skilled network of specialists. Our strategy is to further expand our loans and product offerings by relying on these strengths. Our strategic goals for the next five years are to:

●	build lending assets to expand service to clients within our target market;
●	increase revenues through improved portfolio management; and
●	expand the volume of lending through expanded development services and marketing. We believe that we can support this level of expansion and deployment.

We intend to finance our expansion by accessing multiple sources of capital, both debt, through the offering of Certificates in this offering and, depending on market conditions, potential future offerings, and equity, from our existing stockholders. To date, we have funded our lending operations using the capital contributions of our owners and borrowings from our officers, family members of our officers and certain of our equity investors as well as using funds from the sale of Certificates from our prior Regulation A offering. Securities issued in these types of financings will adversely affect the holders of Certificates to the extent the securities are senior to the Certificates. In addition, to the extent we issue more Certificates, it will be more difficult for us to service the debt These types of financings should not affect holders of the Certificates given that the securities will not be senior to the Certificates. However, increases in our outstanding indebtedness, including an increase in the amount of Certificates outstanding, will make it more difficult to service our indebtedness, including the payments of interest and principal on the Certificates.

In October 2007, we were formed as a Florida limited liability company. From March 2008 through June 30, 2019, we have made approximately 2,799 microloans totaling more than $46,734,754 to micro and small business owners and entrepreneurs in South Florida, many of whom are immigrants from Latin America and the Caribbean. We currently operate in one Miami location.

We currently have three (3) full-time employees, two (2) part time employee and three (3) loan “specialists.” We use independent contractors as our loan solicitors instead of hiring full-time loan officers. We refer to our loan officers as “specialists” and we compensate them on a sliding-scale basis depending upon the number and quality of active loans generated by them. By hiring independent contractors and correlating their compensation to active loans, we are able to avoid the fixed salary and employee benefit costs associated with full-time employees and to more closely align compensation with actual loan revenue. Each loan specialist is responsible for covering a defined geographic region between Delray Beach and Homestead, Florida. Our loan specialists go door-to-door in commercial areas with high volumes of small businesses, including flea markets and the Miami neighborhoods of Little Havana and Little Haiti. We anticipate hiring an additional four loan specialists.

Our management and equity owners have extensive microfinance experience, including over twelve years of experience in our Florida Company. We have been able to make the necessary marketing, legal, collection and operations adjustments in our microcredit methodology to overcome the challenges that where present in the market and have a loan portfolio that performs better every year since 2011.

We offer three products. Our first and principal product that we currently offer is the “Our Express Loan.” The Our Express Loan product is intended for small businesses in amounts between $1,500 and $150,000. After all required documents are submitted; we typically approve our loans within 48 hours and fund our loans within 72 hours of approval. For the Our Express Loan, we require our borrowers to have owned a business for at least one year or have at least one year of provable business experience. Starting in the third quarter of 2014, we launched our second product, which is “Equipment Leasing”. This program allows microentrepreneurs to purchase the necessary equipment that they need for their business. No matter the type of equipment from a truck to a refrigerator, we can help achieve the purchase of the asset they need for their business. The maximum amount is up to $30,000 with terms of up to 24 months. To qualify for this program, the business must be currently active for at least 1 year, or the microentrepreneur have provable experience in the field. A down payment of 15% is required. We collateralize all of our loans with business equipment or vehicles depending on the borrower’s assets. Based on the quality of the borrower, we will also require guarantors or co-borrowers as a condition of our loans. These guarantors may be business partners, spouses or friends or other members of the extended family that are willing to guarantee the loan.

The third program that we also started offering in the second quarter of 2014 is the “Secured Loan”. Our secured loan is an installment type of credit to individuals to help them build or reestablish their credit. This cash-secured loan is extended when a borrower uses their liquid capital to guarantee the loan. As a socially responsible institution and following our mission, we present this product to help the community and assist those affected by the economic crisis. The amount could be from $1,500 up to $5,000. The terms could be from 6 to 12 months. No credit history is required, but the borrower must be 18 years or older, provide proof of residency and income. The cash collateral must be presented to us in the form of a certified check from a banking institution or money order.

Since the commencement of our operations in March 2008 and through June 30, 2019 we have extended an aggregate of approximately 2,799 loans. In the year ended December 31, 2009, we extended an aggregate of approximately 325 loans, an increase of approximately 15% as compared to the 282 loans extended in the year ended December 31, 2008. In the year ended December 31, 2010, we disbursed approximately 298 loans, in the year ended December 31, 2011, we disbursed approximately 131 loans and in the year ended December 31, 2012, we disbursed 102 loans. During the year ended December 31, 2013 we disbursed approximately 173. In the year ended December 31, 2014 we disbursed 243 loans, in the year ended December 31, 2015 we disbursed 274 loans and 300 loans and in the year ended December 31, 2016 were disbursed. During the year ended December 31, 2017 and in the year ended December 31, 2018 the company disbursed 287 loans in both years.

In the year ended December 31, 2009, the aggregate principal amount of all of the loans that we made was $1,753,348, a decrease of approximately 3.85% as compared to $1,820,844, in the year ended December 31, 2008. In the year ended December 31, 2010, the aggregate principal amount of all of the loans that we made was $1,654,728, a decrease of approximately 5.96% as compared to the amount of loans in 2009. In the year ended December 31, 2011, the aggregate principal amount of all of the loans that we made was $776,671, a decrease of approximately 53.06% as compared to the amount of loans in 2010. In the year ended December 31, 2012, the aggregate principal amount of the loans that we made was $927,149, an increase of approximately 19.37% as compared to the amount of loans in 2011. In the year ended December 31, 2013, the aggregate principal amount of the loans that we made was $1,386,092, an increase of approximately 49.5% as compared to the amount of loans in 2012. In the year ended December 31, 2014, the aggregate principal amount of the loans made was $2,094,998, an increase of approximately 51.14% as compared to the amount in 2013. In the year ended December 31, 2015, the aggregate principal amount of the loans made was $2,735,345, an increase of approximately 30.57% as compared to the amount in 2014. During the year ended December 31, 2016 the aggregate principal amount of the loans that we made was $4,690,781, an increase of approximately 71.49% as compare to the amount in 2015. During the year ended December 31, 2017 the aggregate principal amount of the loans that we made was $6,549,172, an increase of approximately 39.62% as compare to the amount in 2016. In the year ended in December 31, 2018 the aggregate principal amount of the loans made was $12,857,747.16, an increase of approximately 96.32% as compare to the amount in 2017.

Loan amounts range from a minimum of $1,500 to a maximum of $2,050,000. The average amount financed in the year ended December 31, 2018 was approximately $44,800.51, in year ended December 31, 2017 was approximately $22,819, as compare to approximately $15,636 in the year ended December 31, 2016. In the year ended December 31, 2015 the average amount financed we approximately $9,983 as compared to approximately $8,621 in the year ended December 31, 2014.

As of December 31, 2017, the aggregate principal amount of loans outstanding, net of allowance of loan losses was $6,015,990. As of December 31, 2018, the aggregate principal amount of loans outstanding, net of allowance for loan losses, was $7,869,697.

The average term of the loans extended in the year ended December 31, 2017 was 12.88 months. The average term of the loans extended in the year ended December 31, 2018 was 14.24 months.

Our loans are repaid in monthly installments. Borrowers incur closing fees of up to 6% percent and are required to make a guaranteed deposit equal to up to 10% percent of the loan amount.

The annual interest rate that we charge ranges from 15.375% to 17.98% depending upon the term of the loan. For example, loans with 6 and 7 month terms will have the lowest rate (15.375%) and as the term increases, the rate will increase up to 18%, which is the maximum amount that may be charged under Florida law. The purpose of offering slightly lower interest rates is to motivate our borrowers to accept and repay loans of shorter duration, which, in turn, will generate greater turn over of our loan portfolio.

Interest is computed on a 365/360 basis of the aggregate principal amount of the loan, net of applicable fees, at annual interest rates that are pro-rated to correspond to the term of each loan. The applicable fees are composed of loan origination fees and late fees. Loan origination fees vary from 4% to 5% of the loan amount and this fee is determined by the term of the loan, which could vary from 6-24 months. Late fees are between 5% and 10% of the borrower’s monthly payment. The total amount of interest due is calculated at inception and paid in monthly installments, together with payments of principal and fees. As of December 31, 2014, December 31, 2015 and December 31, 2016 our earned weighted average interest rates on loans outstanding were 14.44%, 14.48% and 11.99% respectively. As of December 31, 2018 and December 31, 2017, the earned weighted average annual interest rate on loans outstanding was 11.14% and 10.31% respectively. The weighted average rates were calculated by dividing interest income for the period by the average outstanding portfolio of loans for the same period. The average outstanding portfolio was determined by adding the beginning and ending balance of the portfolio, and dividing that amount by two.

Before we elect to make a microloan, our credit committee analyzes various aspects of potential borrowers, each of whom is presented to the committee by our loan specialists. Our credit committee consists of (1) the microcredit specialist, which is presenting the loan, (2) an internal credit process auditor, (3) our chief operating officer and (4) our chief executive officer. Our internal credit process auditor is responsible for reviewing the loan application and all supporting documentation to ensure that the application complies with the Company’s minimum underwriting guidelines.

Loans under $10,000 must be approved by the microcredit specialist, the internal credit process auditor and our chief operating officer. Loans in excess of $10,000 must be approved by the entire credit committee, including the chief executive officer.

Microcredit lending is based on helping those with no access to traditional banking. We believe a potential client can have a bad credit score, due to an incident unrelated to their current business operations, and still be considered credit worthy for a targeted, proceeds-specific loan. As a result we do not use credit reports as the sole method to determine the client’s ability to pay. We do require clients to authorize us to check their credit score if necessary. Pursuant to our credit manual, we check the credit score of a client: (1) if there is an incongruence between the registered documents and what the client reports, (2) if there is a disconnect between reported expenses and reported liabilities, and (3) for any loan request above $10,000.

Rather than relying solely on credit scores, we also verify the information provided by the borrowers with public records databases to cross check and verify the personal and business information provided by the client along with the assets and liabilities that they may already have with other financing institutions. The databases that we utilize are: Sunbiz.org (http://www.sunbiz.org), Lexis Nexis (https://risk.nexis.com/RiskManagement/Default.aspx?_nqs_cmd=ANNOUNCEMENTS&_nc_snum=3& ss_fromSessionStart=true&announcementId=172), Driver’s License Check (https://www6.hsmv.state.fl.us/DLCheck/dl/pages/dlCheck.jsp), Miami Dade Clerk (http://www2.miami-dadeclerk.com/Public-Records), Broward County Official Records (https://www.clerk-17th-flcourts.org/Clerkwebsite/BCCOC2/PASystemTransfer/CourtTypeSelection.aspx?Destination=CaseSearch.aspx), Palm Beach County Clerk (http://www.mypalmbeachclerk.com/cctrecordsearch.aspx), Blackbook (https://www.lendersolutionsonline.com/Account/Login.aspx), Title Check (http://www.flhsmv.gov/), and UCC Lien Check (www.floridaucc.com). We meet with clients to study their financial records, check inventory, and help create a model of estimated revenues, expenses and profits. The loan specialist assembles character and borrower profile information, including references, personal and business information. The loan specialist also makes a complete financial evaluation of the borrower’s business. The evaluation considers various attributes of the business, including how the business operates, its operating margins, and average yearly sales or at least for the last four months of operations. The loan specialist considers all of the borrower’s business and family expenses in assessing the borrower’s repayment capacity. To account for undisclosed expenses, a borrower’s repayment capacity is calculated at 70% of the business’s net operating income less the borrower’s family expenses.

Once a borrower’s ability to pay is substantiated, the loan specialist analyzes the balance sheet and other financial metrics of the borrower or its business to determine and make a recommendation on the loan amount to the credit committee. The loan amount that is approved does not always equal the amount requested by the borrower. Once the credit committee approves a potential borrower the next step in finalizing the loan is to evaluate the borrower’s collateral. The collateral must be tangible such as a vehicle, or key equipment or machinery to operate the business equal to 150% of the value of the loan amount. The collateral that we have relating to our current portfolio is primarily vehicles, including passenger cars and commercial trucks. For each of our loans in our portfolio, we have collateral equal to 150% of the original loan amount. The collateral requirement has been the same for all of our loans from March 2008 to the present. In addition, if the collateral is weak, a cosigner may be required. The guarantor/cosigner is subject to the same assessment and guidelines established for the borrower. Moreover, the cosigner information is updated each time the borrower applies for a new loan.

For loans in excess of $10,000, in addition to checking the public records database, we will obtain a credit report of the borrower or its business to assist us in our evaluation of the borrower. However, ultimately, the borrower’s credit report or score is only one factor, in addition to the borrower’s repayment capacity, the stability and operating history of the borrower’s business, the borrower’s business acumen and experience, and the type and value of the collateral.

Approximately 60% of all of our borrowers have obtained loans from us in the past. We typically require a borrower to repay any current amounts outstanding before obtaining a new loan. However, if a borrower has established a strong economic reason for a new loan and has maintained his loan in good standing, on occasion we will allow a borrower to refinance an outstanding loan with a new, larger loan.

Our loan and security documents contain customary lender remedies in the case of default by a borrower, including, as described below, the ability to obtain possession of any collateral that is securing the loan in default and declaring the loan in default and accelerating the principal due date.

An integral component of microlending is the active management of loan receivables. At OUR MicroLending, a past due loan is classified as past-due the first day after we do not receive the full interest and principal payment on its due date versus 30 days, which is the standard at many financing institution. If a borrower’s regular installment payment becomes past due, we implement a staged collection process which progresses in accordance with the amount of time a payment is past due. From 0 to 45 days, the loan specialist will visit the borrower up to three times and with each visit will deliver a letter of past due notice, which states the urgency of the payment. The first letter reminds the borrower that the payment is late, the second letter serves as a second reminder and includes information regarding late fees and interest, and the third and final letter describes the legal action that will be taken against the borrower if immediate payment does not occur. If the failure to remedy the past due payment continues beyond 45 days, during the period from 45 to 60 days, one of our officers will contact the borrower regarding the consequences of late payment. Often during this collection process, borrowers will offer to make partial payments. We believe the early detection helps borrowers from experiencing financial difficulties. When payment is due, the collection committee gathers financial information from the specialist and listens to the proposal of the client. Based on that information and the client’s proposal, we may accept partial payments in certain cases. In these cases, we will not restructure the loan, but will accept the negotiated partial payments and, to the extent that these payments are continuing to be made, will forebear from taking the further collection action discussed below. For loans for which the borrower is making partial payments, we believe that the collateral/guarantor-co-borrower is adequate and the allowance for loan loss could cover any such loan. We have no loan modifications, and therefore no trouble-debt restructurings. For loans making partial payments that were disbursed in 2008 and 2009, we have an allowance for reasonably possible loan losses of 100%. However, these loans continue to be reflected on our books as past-due and the client continues to be closely monitored by its loan specialist. Loans originated in 2008 that were making partial payments were written off and loans originated in 2009 that are making partial payments are 27 out of 325 loans made, with original balance of $150,111 and outstanding balance of $111,950 as of December 31, 2018. At December 31, 2018 and 2017 loans were individually evaluated and based upon current information or events it believes it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, the Company has an allowance of $515,020 for the year-end 2018 and $489,056 for year-end 2017, and in management opinion is enough to cover possible losses.

Once a loan is more than 60 days past due, we will take two types of actions. To the extent that we have received a security interest in a vehicle or other asset for which self-help is a viable remedy, we will use the self-help provisions of the Florida statutes for secured lenders and take possession of the collateral, as described below. For all loans we will employ the services of an external collector. Once a loan is more than 90 days past due, we will initiate legal collection proceedings against the borrower.

Whenever possible, after a default by a loan customer, we will attempt to use statutorily allowed “self help” remedies to obtain possession of any collateral that is securing the loan in default. Florida law permits a secured creditor, after default, to take physical possession of the collateral securing a loan, without any prior judicial intervention or blessing, so long as there is no breach of the peace in obtaining such possession. Normally, such self help remedies apply to collateral in the form of equipment or vehicles where we are able to obtain possession either because the loan customer voluntarily gives possession to us or we are able to obtain such possession by repossessing it without a breach of the peace. A breach of the peace would occur, for example, if a borrower attempted to physically stop the repossession or threatened the repossessing individuals with bodily harm.

If we are not able to use self help, then we would seek to obtain possession of the collateral by requesting an order from a court as part of a legal proceeding to collect on the debt, which would be more costly and time-consuming than using the self help provisions. In either event, whether the collateral is obtained by self help or pursuant to a judicial order, we would seek to sell the collateral to reduce the amount of the debt owed.

As a general practice, we may take a reserve equal to 5% of the principal amount of loans that we make during such month. We take a 5% general reserve based on practice in the microfinance industry and recent loss experience. However, we watch loan portfolio performance carefully and adjust the reserve as necessary. Further, our allowance for loan losses reflects probable loan losses inherent in our loan portfolio as of the date of the balance sheets included in this Offering Circular.

Monthly, we also review the loans which are more than 90 days past due to determine if it is necessary to make a specific reserve for such loan. To the extent the borrower is making partial payments on a loan, we do not take a specific reserve with respect to such loan. Interest income is discontinued at the time the loan is 90 days delinquent, unless the borrower is making partial payments on the loan. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful. A loan is moved to nonaccrual status in accordance with this policy, typically after 90 days of non-payment.

In the fourth quarter of 2009, we decided that we needed to reevaluate our collections process in order to reduce our past-due loans. As a result we implemented the following initiatives:

Established a Collection and Portfolio Committee. Rather than relying solely on the relevant loan specialist to pursue collection of his or her loans, we adopted a collection committee who is responsible for overseeing the collection of all loans. The collection committee meets twice a month and captures the relevant data about the debt and the debtor. If the collection committee notes any weakening of our ability to collect on the debt, it reports the information to our portfolio committee in order to evaluate the appropriateness of the specific component of the allowance for loan losses. The portfolio committee meets once a month, but also meets quarterly in order to evaluate the specific component of those allowances for loan losses. The collection committee is comprised of (1) the microcredit specialist of the loan, (2) Vice President of Business Development, and (3) the Chief Operating Officer. The portfolio committee is comprised of (1) Vice President of Business Development, (2) the Chief Operating Officer, (3) the Chief Financial Officer, and (4) the Chief Executive Officer.

Accelerated the Collection Process. Rather than waiting for the loan to be 30 days past-due to reach out to the borrower, we adopted a procedure that called for sending a letter to the borrower after the first day of delay, a second letter seven (7) days after the original due date and a third letter by the 30th day after the original due date.

Provided Management with Specialized Microcredit Education. In 2009 we sent our COO, to Bogota, Colombia for training with the Fundacion Emprender, and then for an internship with Fundacion Mundial de la Mujer (that belongs to Women’s World Banking) and Finamerica, each of which are institutions that specialize in microcredits.

Hired Outside Consultants to Assist with Collections. Beginning in the second half of 2010, we have used the advice of a collection office to assist us with the collections process.

As of December 31, 2017, and December 31, 2018, loans with an aggregate principal balance net of Allowance for loan losses of, $742,096, and $817,762 respectively, were more than 90 days past-due.

As of December 31, 2017, we had loans with an aggregate principal amount of $1,237,944 which were classified as more than 90 days past due. As of December 31, 2018, we had loans with an aggregate principal amount of $1,332,782 which were classified as more than 90 days past due.

At December 31, 2018 and 2017 loans were individually evaluated and based upon current information or events it believes it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, the Company has an allowance of $515,020 for the year-end 2018 and $489,056 for year-end 2017, and in management opinion is enough to cover possible losses. Nonaccrual loans as December 31, 2018 were $742,096.

The Company uses credit quality indicators to assign grades to the credit risk profile and the future likelihood of losses: Pass, Special Mention, Substandard or Doubtful. This internal risk rating assigns the “Pass” grade to all outstanding loans that are 0 – 30 days past due, and up to 85% of the outstanding loans that are 31 – 60 days past due. “Special Mention” reflects less than 60 days past due, and “Substandard “reflects under 180 past due. For “Special Mention” and “Substandard” loans, the Company conducts an internal, case by case review of the payment history. Loans that do not qualify for other grades are considered “Doubtful,” and are used to determine the provision for loan losses.

We run a multiple level marketing campaign using several different mediums to target and attract potential clients.

Radio: We use radio advertisements to contact and solicit our clients to use our services. This is one of the most effective ways of marketing within the region where we operate, as many people have radios and use them as a primary source of entertainment, due to the fact that there is no cost to listen to a radio broadcast. Our radio spots are aired in English and Spanish.

Internet: We operate a full service web site. In addition to marketing materials, our web site provides putative borrowers with interactive features, enabling them to estimate their loan payments.

Print media: We distribute flyers that advertise our product as well as use local newspapers to print full page color ads to promote our company and the specials that we may be having for the holidays.

We intend to broaden our marketing campaign as our company grows through the entire region.

In South Florida, given the large demand for our products, we face competition from private money lenders willing to make unsecured loans with virtually no conditions other than repayment, and in return charge their borrowers usurious interest rates.

We are required to comply with Florida’s usury law, which currently caps the amount of interest that we may charge to a borrower at 18% of the aggregate principal amount of the loan. We are also subject to federal laws applicable to credit transactions, including the Fair Credit Reporting Act, which governs the use and provision of information to credit reporting agencies.

We currently lease one office location in South Florida. Our main office is located at 3191 Coral Way, Suite 109, Miami, Florida 33145. Our rent for our main office is $4,489 per month and the current lease expires in October 2020.

In the year ended December 31, 2018, our net portfolio outstanding increased to $8,525,181 from $6,603,054 as of December 31, 2017. In the year ended December 31, 2016, our net portfolio outstanding increased to $4,180,713 from $2,509,596 as of December 31, 2015. This increase in the net portfolio is due to our disbursement of loans using the proceeds received from the sale of Certificates from our prior Regulation A offering and awards received from the CDFI Fund.

The total amount of new loans during the year ended December 31, 2018 was $2,398,171. The total amount of new loans during the year ended December 31, 2017 was $3,311,345.

In the year ended December 31, 2018 our operating revenues were $1,594,769. In the year ended December 31, 2017 our operating revenues were $1,222,308. Operating revenues during this year were influenced by disbursement of new loans during this period and the increase in the total loan portfolio; also we were able to disburse the $200,000 and $150,000 awards received from the Miami-Dade CDBG Fund, which was recorded as income due to the characteristic of the award. The nature of the award is considered a grant since there were no financial contingencies on the receipt of the funds. Since 100% of the funds were disbursed to fund loans, the full amount of the grant was recorded as revenue for the year ended December 31, 2018 and December 31, 2017.

In the 2018 and 2017 Audited Consolidated Statements of Cash Flows, we had a net decrease of $114,873 in Cash and Cash Equivalents for the period ended December 31, 2018. As of December 31, 2018, the $114,873 net decrease in Cash and Cash Equivalents was mostly due to use in operating activities, specifically Loan Receivables of $1,948,091 to fund new loans. Despite this decrease, we still had Cash and Cash Equivalents of $1,070,435 as of December 31, 2017 and 955,562 as of December 31, 2018.

For the year ended December 31, 2018, salaries and related expenses paid to our employees were $451,378 this is a decrease from $502,028 in 2017. We expect that salaries and related expenses paid to our employees, particularly our loan specialists, will continue to comprise a large portion of our expenses and a large percentage of our income because we believe that our success is dependent upon the productivity and success of our loan specialists.

On September 24, 2013 we received a written notice that we had been awarded $600,000 from the CDFI Fund and we received the funds on January 23, 2014. By June 30, 2014 we had disbursed $600,000 or 100% of the award as new loans. The CDFI requires that we submit financial information and performance reports. On September 10, 2015 we received a written notice that we had been awarded $650,000 from the CDFI Fund and we received funds on March 21, 2016. By April 30, 2016 we had disbursed $650,000 or 100% of the award as new loans. During the month of September of 2017, the company received a notification that will be awarded with a loan of $686,500 at 1.90% annual interest rate and payable by July 2, 2031 (The note was signed July 2, 2018).

On July 15, 2015 we received a written notice that we had been awarded $200,000 from the FY2015 CDBG Block of Miami-Dade County to provide loans within the county. On September 29, 2016 we received a written notice that we had been awarded $200,000 from the FY2016 CDBG Block of the Miami-Dade County to provided further loans within Miami-Dade County. On July 28, 2017 we received a written notice that we had been awarded $150,000 from the FY2017 CDBG Block of Miami-Dade County to provide loans within the county. On July 27, 2018 we received a written notice that we had been awarded $200,000 from the FY2018 CDBG Block of Miami-Dade County to provide loans within the county.

Due to the additional loans made pursuant to the CDBG Fund awards, we had net income of $44,907 for the year ended December 31, 2018 and a net loss of $(108,002) for the year ended December 31, 2017.

We expect to incur net losses in the near future until our loan portfolio generates sufficient interest revenue to fund our fixed expenses. Until we are profitable, we expect to fund any net losses with additional capital contributions from our members and loans provided by our officers, family members of our officers and certain of our equity investors. As of December 31, 2018, the principal amount of these short-term loans outstanding was $0.00. The main reason for the decrease in debt is due to a conversion from debt to equity.

For the CDFI grants, awarded funds must be used to make loans. Both 2013 and 2015 awards were disbursed within three months of receiving the grant communications. In both cases we reported the disbursements and thereafter had no further obligation. As of the date of this circular, we have not received any feedback or complaint from the CDFI Fund regarding our compliance with the agreement. Based on conversations with the officer of the CDFI Fund, we believe that we are in full compliance.

For each CDBG Block Award, after being informed of the award, we must provide information to Miami-Dade County in order to receive funds. After Miami-Dade County disburses the award, there are no further requirements. We are unaware of any contingencies related with the CDBG Block Award.

In order to improve our liquidity position, as discussed above under “Defaults; Collection Activities,” in the fourth quarter of 2009, we implemented initiatives designed to improve our collections process in order to reduce our past-due loans and increase our cash flow. In addition, we have been proactive in seeking new funding sources, including the offering of the Certificates, and actively managing costs and expenses. However, these actions have not yet improved our liquidity position, and we cannot assure you that these actions will remedy the material

Item 3. Directors and Officers

Emilio M. Santandreu has served as our President, Chief Executive Officer, and Managing Member since he co-founded the Company in October 2007. He also served as our Chief Financial Officer from October 2007 until Mr. Alireza becomes our Chief Financial Officer in 2012. From 2004 to 2007, Mr. Santandreu served as Chief Executive Officer of BDM, a microfinance company that he founded in Venezuela. Mr. Santandreu has also served as chief executive officer for several other financial and insurance companies in Venezuela, including C.A. Seguros la Occidental (2001-2004), Sanitas Venezuela, S.A. (1998-2001) and Consalud 800 (1993-1998). Mr. Santandreu holds an undergraduate degree in Industrial Engineering from Universidad Catolica Andres Bello and a master’s degree in Business Administration from IESA Caracas.

Omar Alireza has served as our Chief Financial Officer since 2012. Mr. Alireza possesses national and international professional experience in analysis, evaluation and creation of businesses. He holds a Master in Business Administration from the Instituto de Empresa in Madrid, Spain, has experience with multicultural teams, and has the ability to negotiate in Spanish and English. Mr. Alireza has been working in microfinance since 2003 gathering experience in both for-profit and nonprofit institutions like Opportunity Fund in California, where he held the title of Small Business Director from 2010 to 2012. Before working for Opportunity Fund, Omar Alireza worked had worked with OUR MicroLending, LLC since its inception.

Melina Santandreu has served as our Marketing Director since August 2010. Ms. Santandreu was directly involved in the marketing plan development for BDM in Venezuela, and has worked in the microfinance industry for over two years. Ms. Santandreu holds an undergraduate degree in Hospitality Administration and a Master’s degree in Business Administration and Leisure Management from Escuela de Administracion de Empresas (EAE) in Spain. Prior to joining Our MicroLending she worked as a Marketing Consultant for L Hotels Corporation in Venezuela from July 2008 until October 2009, and as Account Manager for MD Nexus Publicidad in Caracas from October 2007 until July 2008. Her experience in marketing also includes Palm Beach Travel and Tourism Agency as Marketing Manager in Caracas, Hard Rock Café Margarita Island as Marketing Manager, and PGE Joseph Casellas in Barcelona as Event Coordinator.

Item 4. Security Ownership of Management and Certain Security Holders

The following table sets forth information as of December 31, 2018, with respect to the beneficial ownership of our equity interests, which are the only class of equity securities we have issued and outstanding, by (i) each person known by us to be the beneficial owner of more than 10% of our outstanding equity interests, and (ii) our executive officers and Member as a group:

OUR Financial Holdings (1) 16.71%

c/o OUR MicroLending, LLC

3191 Coral Way, Suite 109

Miami, Florida 33145

Emilio Santandreu 33.20%

c/o OUR MicroLending, LLC

3191 Coral Way, Suite 201

Miami, Florida 33145

Emilio M. Santandreu and OUR Financial Holdings combined 49.91%

c/o OUR MicroLending, LLC

3191 Coral Way, Suite 109

Miami, Florida 33145

All Executive Officers and Managing Member as a group (2) 50.09%

(1) OUR Financial Holdings, Inc. is beneficially owned by Emilio M. Santandreu. The business address of Emilio M. Santandreu is c/o OUR Microlending, LLC, 3191 Coral Way, Suite 109, Miami, Florida 33145.

(2) Omar F. Alireza, our Chief Financial Officer, owns 0.723% of the equity interests of the Company.

Item 5. Interest in Management and Others in Certain Transactions

Between 2011 and 2014, we received loans from Mr. Santandreu, directly ($276,500), and through a related company, OUR Financial Holdings, Inc. (“Financial Holdings”), ($700,600) in the aggregate principal amount of $977,100. On August 31, 2011, Mr. Santandreu instructed the Company to apply $232,267 of the $242,000 owed to him by the Company, and recorded in loans payable as of June 30, 2011, against the amount of capital that he owes to the Company pursuant to capital contributions that he is required to make as a member of the Company. This reduced the balance of the amount due from members and loans payable by $232,267 as of August 31, 2011. On December 31, 2011, Mr. Santandreu instructed the Company to apply the remaining $9,733 of the $242,000 owed to him by the Company, also, he instructed the Company to apply the $290,267 of the $683,600 owed to Financial Holdings and recorded in loans payable as of June 30, 2011, against the amount of capital that he owes to the Company pursuant to capital contributions that he is required to make as a member of the Company. This reduced the balance of the amount due from members and loans payable by $300,000 as of December 31, 2011. On September 30, 2012, Mr. Santandreu instructed the Company to apply $200,000 of the $393,333 owed to him and Financial Holdings against the amount of capital that they owe to the Company pursuant to capital contributions they are required to make as members of the Company. This reduced the balance owed to Financial Holdings to $193,333 as of September 30, 2012. On December 31, 2012, Mr. Santandreu instructed the Company to apply $193,333 of the $193,333 owed to him and Financial Holdings against the amount of capital that they owe to the Company pursuant to capital contributions they are required to make as members of the Company. On March 31, 2014, Mr. Santandreu instructed the Company to apply $51,500 of the $51,500 owed to him and Financial Holdings against the amount of capital that they owe to the Company pursuant to capital contributions they are required to make as members of the Company. This reduced the balance owed to Financial Holdings to $0 as of June 30, 2014. There are no outstanding loans.

We have also received loans from family members of Mr. Santandreu, members and persons, or entities related to the members, in the aggregate principal amount of $429,242. These loans have terms of 90 or 360 days and bear interest at the rate of 6% to 8%. These loans that have matured prior to the date of this Offering Circular have been rolled-over and have the same terms as the original loans. We received instructions as of December 2012 from one of the lenders to convert the equivalent of $173,739 to Company’s capital contribution, and lenders of the remaining loans to renew their loans at maturity. We also received instructions as of March 2014 from the same lender to convert the equivalent of $26,753 to Company’s capital contribution for a total contribution of $200,492 and also from other lender to convert the equivalent of $41,094 to Company’s capital contribution; and lenders of the remaining loans to renew their loans at maturity. At maturity, loans were paid down and as a result, loans in the aggregate principal amount as of December 31, 2018 is $271,175.

Other than the capital contributions from our equity owners, we are not doing business with any of our officers, our Managing Member, key personnel or 10% owners of our outstanding equity interests or any of their relatives. We do not have any employment agreements with any of our employees or officers. The following table sets forth the compensation for each of our executive officers and key personnel and our Managing Member, as a group, for the past fiscal year:

Emilio M. Santandreu / President, Chief Executive Officer and Managing Member / $144,000

Omar Alireza / Chief Financial Officer / $96,000

Melina Santandreu / Marketing Director / $60,240

Item 6. Other Information

Not applicable.

Item 7. Financial Statements

Attached.

OUR MICROLENDING, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 and 2017

OUR MICROLENDING LLC AND SUBSIDIARY

INDEPENDENT AUDITORS’ REPORT

To Management and Members of

OUR Microlending, LLC and Subsidiary

Miami, Florida

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of OUR Microlending, LLC and Subsidiary (the Company), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in members’ capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

4649 Ponce de Leon Blvd | Suite 404 | Coral Gables, FL 33146

T: 305.662.7272 F: 305.662.4266 | CFLGCPA.COM

F-1

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OUR Microlending, LLC and Subsidiary as of December 31, 2018 and 2017, and the results of its operations, the changes in members’ capital and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Caballero Fierman Llerena & Garcia, LLP
Caballero Fierman Llerena & Garcia, LLP
Coral Gables, Florida
March 29, 2019

4649 Ponce de Leon Blvd | Suite 404 | Coral Gables, FL 33146

T: 305.662.7272 F: 305.662.4266 | CFLGCPA.COM

F-2

OUR MICROLENDING LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS
Cash and Cash Equivalents	$955,562	$1,070,435
Certificates of Deposit (Note 3)	-	3,325,000
Loan Receivables, Net	8,525,181	6,603,054
Account Receivables - Other	422,659	927,302
Other Assets	198,612	156,141
Deferred Charges	6,780	-
Prepaid Expenses	49,201	41,561
Property and Equipment, Net	19,396	33,458
Deposits	10,389	10,389
TOTAL ASSETS	$10,187,780	$12,167,340

LIABILITIES AND MEMBERS’ CAPITAL LIABILITIES

Accounts payable	$18,557	$199
Guaranteed Deposits	896,705	676,512
LOANS:
Loan Payable - CDFI	686,500	-
Loan Payable - Related Parties	271,175	-
Credit Line	-	1,500,000
MFLP Program	-	4,776,750
Investment Certificates - Regulation A.	7,722,433	3,921,068
ACCRUED INTEREST:
Accrued Interest - Loans Payable	3,117	-
Accrued Interest - Loans Payable MFLP	-	63,325
Accrued Interest - Investment Certificates	41,763	22,867
Deferred Income	-	703,997
Total Liabilities	$9,640,250	$11,664,717

MEMBERS’ CAPITAL

MEMBERS’ CAPITAL	$547,530	$502,623

TOTAL LIABILITIES AND MEMBERS’ CAPITAL	$10,187,780	$12,167,340

See notes to consolidated financial statements.

F-3

OUR MICROLENDING LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
REVENUE
Commission Income	$391,374	$347,327
Interest Income	949,651	680,961
Income - FY2017 CDBG Award	-	150,000
Income - FY2018 CDBG Award	200,000	-
Other Income	53,744	44,019

Total Income	$1,594,769	$1,222,308

OPERATING EXPENSES

Amortization	$146,586	$183,047
Advertising	22,679	14,132
Bad Debt Expenses	164,347	161,134
Depreciation	14,505	15,680
Interest	517,761	221,514
Legal and Professional Fees	120,335	124,412
Rent	54,140	51,828
Salaries and Related Expenses	451,378	502,028
Other Operating Expenses	58,131	56,534

Total Operating Expenses	$1,549,862	$1,330,310

NET PROFIT (LOSS)	$44,907	$(108,002)

See notes to consolidated financial statements.

F-4

OUR MICROLENDING LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Membership Interest	Accumulated Deficit	Total Members’ Capital
Balance - January 1, 2017	$4,150,000	$(3,539,375)	$610,625

Net Loss	-	(108,002)	(108,002)

Balance - December 31, 2017	$4,150,000	$(3,647,377)	$502,623

Net Income	-	44,907	44,907

Balance - December 31, 2018	$4,150,000	$(3,602,470)	$547,530

See notes to consolidated financial statements.

F-5

OUR MICROLENDING LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$44,907	$(108,002)
Adjustment to reconcile Net Income to net cash used in operations:
Depreciation	14,505	15,680
Amortization	146,586	183,047
Changes in Operating assets and liabilities:
Loan Receivables	(1,948,091)	(2,446,874)
Allowance for Loan Losses	25,964	24,533
Other current Assets	(10,002)	(467,585)
Other Assets	(169,370)	(150,190)
Accounts Payable	5,328	(8,220)
Accrued Interest - Loans Payable	(60,209)	33,396
Accrued Interest - Investment Certificates	18,897	-
Deferred Income	(697,747)	678,997
Net cash and cash equivalents used in operating activities	$(2,629,232)	(2,245,217)

CASH FLOWS FROM INVESTING ACTIVITIES
Certificates of Deposit	$3,325,000	500,000
Property and Equipment	(443)	(427)
Net cash and cash equivalents provided by investing activities	$3,324,557	499,573

CASH FLOWS FROM FINANCING ACTIVITIES
Guaranteed Deposits	$220,193	109,378
Credit Line	(1,500,000)	(306,350)
Loan Payable - MFLP Program	(4,776,750)	-
Loan Payable - CDFI	686,500	-
Loan Payable - Related Parties	271,175	-
Investment Certificates - Reg. A	3,801,365	2,610,685
CDFI 2017-2018 & CDBG 2016 Award	487,319	-
Net cash and cash equivalents provided by (used in) financing activities	$(810,198)	2,413,713

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR PERIOD	$(114,873)	668,069

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	$1,070,435	402,366

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$955,562	$1,070,435

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for Interest Loan Payable	$35,050	-
Cash paid for Interest Regulation A	$423,780	171,479
Cash received from Interest	$826,116	576,988

See notes to consolidated financial statements.

F-6

OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 1 – NATURE OF BUSINESS

OUR Microlending LLC, (the “Company”) is certified as a Community Development Financial Institution (CDFI) by the US Department of the Treasury and was organized on October 9, 2007 in the State of Florida. The Company intends to promote and help small business and minorities unattended by conventional banking by offering small business loans tailor-made to each client (microfinance) in South Florida. Microfinance Investment Company, LLC (a wholly owned “Subsidiary”) was organized on July 11, 2008 in the State of Florida and is engaged in obtaining financing for OUR Microlending, LLC.

OUR Microlending, LLC is a limited liability company in which ownership is documented in the form of membership not shares. The distribution of earnings to an LLC’s members is governed through operating agreements and may not be in direct relation to a member’s percentage of ownership. It is for this reason that no earnings per share (EPS) or similar calculations are included in the Consolidated Statement of Changes in Members’ Capital.

In the opinion of the Company’s management, all adjustments (including normal recurring adjustments) considered necessary to present fairly the consolidated financial statements have been made.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of OUR Microlending, LLC and Subsidiary (“the Company”) is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

The Company has chosen to aggregate certain smaller balances (less than $10,000) not deemed material throughout the financial statements for which detailed information is not provided unless specifically required under accounting principles generally accepted in the United States of America.

All specific accounting detail is available to the Company’s members upon request.

Method of Accounting

Accounting policies of the Company are on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of OUR Microlending, LLC and Subsidiary. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents, except for those amounts held for long-term investment purposes, which are included in investments.

F-7

OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, and an allowance for loan losses.

The Company charges late fees between 5% and 10% for any loan that is not paid within 5 days after the due date. All payments received from the borrowers are first applied against any collection expense incurred by the Company, any late fee assessed to the borrower, outstanding interest and finally against the outstanding principal as documented in the borrowers’ promissory note.

Interest income on loans is recognized based on the principal amount outstanding and the related rate of interest. The accrual of interest on loans is discontinued when, contractually, a loan becomes 90 days past due, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status (i.e., after 90 days of delinquency), all interest previously accrued but not collected is reversed against current period interest income. When the loan is taken off nonaccrual status or when the loan becomes current, the accrual of interest income is resumed.

Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. A loan is moved to non-accrual status in accordance with the Company’s policy, typically after 90 days of non-payment. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans that are past due for more than 30 days are charged the highest interest rate permissible by law.

A loan is considered impaired when based on current events and information, it is probable that the Company will be unable to collect the scheduled principal or interest when due in accordance with the contractual terms of the loan agreement. Application of this policy by the Company entails the individual identification of loans that are considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

Loans that experience insignificant payment delays and/or payment shortfalls generally are not classified as impaired. Impaired loans that do not meet the criteria described above are considered nonaccrual and are accounted for as such.

Allowances for Loan Losses and Accrued Interest Receivable

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the un-collectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.

The allowance for loan losses consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful.

F-8

OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowances for Loan Losses and Accrued Interest Receivable (Continued)

The company maintains an unallocated component of the allowance for loan losses to cover uncertainties that could affect management’s estimate of probable losses, such as: the margin of error/imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general components of the allowance for loan losses.

Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The Company reviews the specific allowance for loan losses component of each impaired loan on a quarterly basis and more frequently if additional information is obtained that would indicate any further weakening of the Company’s ability to collect on the debt. The Collection Committee is made up of the management team, it meets twice a month and captures the relevant data about the debt and the debtor. If the Collection Committee notes any weakening of the Company’s ability to collect on the debt, it reports the information to the Portfolio Committee which is also made up of members of the management team including the President and CEO, in order to evaluate the appropriateness of the specific component of the allowance for loan losses. A relevant data for loss is captured every two weeks, as the Collection Committee meets. Also, the Portfolio Committee meets once a month and quarterly, this meeting is used to capture relevant loss data for its historical loss experience.

Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan’s effective interest rate at inception.

Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

At the same time and following the same methodology the Company also evaluates the collectability of the accrued interest receivable in order to estimate probable losses on the accrued interest receivable.

At each balance sheet date the total increase on these allowances is charged to bad debt expense in the consolidated statements of operations and of cash flows.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and betterments are capitalized while maintenance, repairs and minor renewals are expensed as incurred. The Company depreciates all property and equipment by use of the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

Guaranteed Deposits

As a condition of credit each customer is required to provide to the Company a cash deposit. These deposits are held by the Company for the purpose of guarantying payment shortfalls throughout the life of the loan, be it late fees, interest, principal, or any other charges against the borrower. They typically range between 5% and 10% of the original note.

F-9

OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Guaranteed Deposits (Continued)

Guaranteed deposits when collected are retained directly from the loan proceeds of the respective credit. These deposits are noninterest earning and are used to offset any pending fees at the maturity of the credit. The deposit is refunded to the customer upon receipt of the final loan payment.

These deposits are recorded on the balance sheet as liabilities under the caption “Guaranteed Deposits.

Loans Payable

The Company has borrowed funds from its members and persons and/or entities related with the members of the purpose of financing growth. These loans are carried an interest rate of 12% with a term of 36 months. Historically the majority of these loans have been renewed at maturity under the same or new terms agreed to between the Company and the lender.

Revenue Recognition

Commission Income- the Company collects loan fees that range up to 6% from borrowers to recover costs incurred in the process of developing each credit. These fees are recorded as commission income and are typically exceeded by their costs which are also recorded as incurred. Commission fees are only collected if credit is granted. The Company incurs and records the processing expenses regardless of whether the loan is funded or not. Management has determined that the effect of recognizing loan fees as revenue is not materially different from the result that would have been obtained had the loan fees net of costs been amortized. Accordingly all commission income is recorded at the settlement date of each loan and does not differ materially from FASB Codification ASC 310-20.

Interest income- is recognized on the interest method and is based on the principal balance. Interest income is recognized as accrued at the borrowers’ stated rate. Interest income also includes interest accrued on loans past due greater than 30 days at the highest rate permissible by law. Interest income is accrued on the unpaid principal balance.

Other Income- comes occasionally from operations not directly related with microcredits such as treasury; factoring or merchant cash advance loans.

Grant Income- grant income consists of amounts awarded from governmental agencies. These amounts are recognized as revenue and a corresponding receivable is recorded when the corresponding expenses have been incurred or the service required has been provided. This occurs when we lend and incur the expenses to provide and service the loans that are provided from grant funds received from governmental agencies. We may begin lending funds prior to the receipt of grant funds from our own capital or by drawing down on our line of credit.

Advertising Costs

The Company expenses advertising costs as incurred.

F-10

OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The financial statements include only those assets, liabilities and results of operations which relates to the business of OUR Microlending, LLC. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member’s individual activities.

The Company will file its income tax return on a cash basis as a partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provisions are made for income taxes in the financial statements.

The members’ conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the members tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2018.

Fair Value of Financial Instruments

Fair value of financial instruments is estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Because all financial instruments held by the Company have original maturities of less than 12 months, it is the Company’s position that their current book value is the best measure of their current fair value, except for some loans payable whose maturities are less than 36 months.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on Management’s knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

F-11

OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In January 2016, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) No. 2016 – 01 “Recognition and Measurement of Financial Assets and Financial Liabilities” intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities. The new guidance makes targeted improvements to existing GAAP by: Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; Eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities; Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, and; Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The ASU on recognition and measurement will take effect for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For private companies, not-for-profit organizations, and employee benefit plans, the standard becomes effective for fiscal years beginning after December 15, 2018, and for interim periods within fiscal years beginning after December 15, 2019. The ASU permits early adoption of the own credit provision (referenced above). Additionally, it permits early adoption of the provision that exempts private companies and not-for-profit organizations from having to disclose fair value information about financial instruments measured at amortized cost. This updated guidance is not expected to have a material impact on our results of operations, cash flows or financial condition.

In February 2016, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) No. 2016 – 02, “Leases” intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, office equipment and manufacturing equipment. The ASU will require organizations that lease assets—referred to as “lessees”—to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current Generally Accepted Accounting Principles (GAAP), the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as finance or operating lease. However, unlike current GAAP—which requires only capital leases to be recognized on the balance sheet—the new ASU will require both types of leases to be recognized on the balance sheet. The ASU also will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements, providing additional information about the amounts recorded in the financial statements. The accounting by organizations that own the assets leased by the lessee—also known as lessor accounting—will remain largely unchanged from current GAAP. However, the ASU contains some targeted improvements that are intended to align, where necessary, lessor accounting with the lessee accounting model and with the updated revenue recognition guidance issued in 2014.

The ASU on leases will take effect for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other organizations, the ASU on leases will take effect for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. This updated guidance is not expected to have a material impact on our results of operations, cash flows or financial condition.

F-12

OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In April 2016, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) No. 2016 – 10 “Revenue from Contract with Customers (Topic 606): identifying Performance Obligations and Licensing “. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update clarify the following two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance, while retaining the related principles for those areas. Topic 606 includes implementation guidance on (a) contracts with customers to transfer goods and services in exchange for consideration and (b) determining whether an entity’s promise to grant a license provides a customer with either a right to use the entity’s intellectual property (which is satisfied at a point in time) or a right to access the entity’s intellectual property (which is satisfied over time). The amendments in this Update are intended render more detailed implementation guidance with the expectation to reduce the degree of judgement necessary to comply with Topic 606. The amendments in this Update affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014- 09). Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. Management is currently evaluating the impact this updated guidance will have on our results of operations, cash flows or financial condition.

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 will replace the current incurred loss approach with an expected loss model for instruments measured at amortized cost and require entities to record allowances for available-for-sale debt securities rather than reduce the carrying amount under the current other- than-temporary impairment model. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. We are currently evaluating the effect ASU 2016-13 will have on our results of operations, cash flows or financial condition.

In August 2016, FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments.” ASU 2016-15 is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption permitted. The adoption of this standard had no material impact on the financial statements.

In February 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2018-03 “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, that clarifies the guidance in ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10)”. These amendments clarify the guidance in ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10), on the following issues, among other things:

-Issue 1: Equity Securities without a Readily Determinable Fair Value— Discontinuation

-Issue 2: Equity Securities without a Readily Determinable Fair Value— Adjustments

-Issue 3: Forward Contracts and Purchased Options

-Issue 4: Presentation Requirements for Certain Fair Value Option Liabilities

-Issue 5: Fair Value Option Liabilities Denominated in a Foreign Currency

-Issue 6: Transition Guidance for Equity Securities without a Readily Determinable Fair Value

F-13

OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

For public business entities, ASU 2018-03 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years beginning after June 15, 2018. Public business entities with fiscal years beginning between December 15, 2017, and June 15, 2018, are not required to adopt ASU 2018-03 until the interim period beginning after June 15, 2018, and public business entities with fiscal years beginning between June 15, 2018, and December 15, 2018, are not required to adopt these amendments before adopting the amendments in ASU 2016-01. For all other entities, the effective date is the same as the effective date in ASU 2016-01.

All entities may early adopt ASU 2018-03 for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, as long as they have adopted ASU 2016-01.

In July 2018, FASB issued ASU 2018-10. “Codification Improvements to Topic 842, Leases”. These amendments affect narrow aspects of the guidance issued in the amendments in ASU 2016-02 including those regarding residual value guarantees, rate implicit in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase option, variable lease payments that depend on an index or a rate, investment tax credits, lease term and purchase option, transition guidance for amounts previously recognized in business combinations, certain transition adjustments, transition guidance for leases previously classified as capital leases under Topic 840, transition guidance for modifications to leases previously classifed as direct financing or sales-type leases under Topic 840, transition guidance for sale and leaseback transactions, impairment of net investment in the lease, unguaranteed residual asset, effect of initial direct costs on rate implicit in the lease, and failed sale and leaseback transactions. For entities that early adopted Topic 842, the amendments are effective upon issuance of ASU 2018-10, and the transition requirements are the same as those in Topic 842. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842. Management is currently evaluating the impact this updated guidance will have on our results of operations, cash flows or financial conditions.

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework— Changes to the Disclosure Requirements for Fair Value Measurement”. These amendments modify the disclosure requirements in Topic 820 as follows:

Removals

-The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy;

-The policy for timing of transfers between levels;

-The valuation processes for Level 3 fair value measurements; and

-For nonpublic entities, the changes in unrealized gains and losses for the period included in earnings for recurring Level 3 fair value measurements held at the end of the reporting period.

Modifications

-In lieu of a roll forward for Level 3 fair value measurements, a nonpublic entity is required to disclose transfers into and out of Level 3 of the fair value hierarchy and purchases and issues of Level 3 assets and liabilities;

-For investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly; and

-The amendments clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date.

F-14

OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

Additions

-The changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and

- The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements.

For all entities, amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.

The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date.

Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date.

In November 2018, FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”. The new guidance mitigates transition complexity by requiring entities other than public business entities, including not-for-profit organizations and certain employee benefit plans, to implement the credit losses standard issued in 2016, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. This aligns the implementation date for their annual financial statements with the implementation date for their interim financial statements. The guidance also clarifies that receivables arising from operating leases are not within the scope of the credit losses standard, but rather, should be accounted for in accordance with the leases standard.

The effective date and transition requirements are the same as the effective dates and transition requirements in the credit losses standard, as amended by the new ASU.

For public business entities that meet the definition of a SEC filer, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For public business entities that do not meet the definition of an SEC filer, for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For all other entities, including not-for-profit entities within the scope of Topic 958 and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years.

Any new accounting standards, not disclosed above, that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

F-15

OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 3 – CERTIFICATES OF DEPOSIT

The Company had 3 Certificates of Deposit totaling $3,325,000. One Certificate for $1,000,000 that matured on January 16, 2018 with an interest rate of 0.550% was transferred to a Money Market Account and is available as a Cash and Cash Equivalent; one Certificate for $500,000 matured on January 16, 2018 with an interest rate of 0.550% was transferred to a Money Market Account and is available as a Cash and Cash Equivalent; and one Certificate for $1,825,000 maturing on July 03, 2018 earning interest at a rate of 0.550%. This money was part of the $4,825,000 Loan funding agreement between the Company and the State of Florida, where $4,776,750 was due to the State (see Note 10). These funds were restricted to fund loans under the agreement and the company could not use these funds to fund operations as working capital or for any other purpose; also, under the agreement, every time the company used funds from the State pool, the company must match 1:1 the funds. In May 2018 the company fully returned the funds to the State of Florida as the agreement matured.

NOTE 4 – LOAN RECEIVABLES

Loans Receivables as of December 31, 2018 and 2017 consist of the following:

	2018	2017
Loans	$8,162,837	$6,325,780
Late and lease fees	100,557	84,277
Loans before Interest and charges	8,263,394	6,410,057
Interest	655,484	587,064
Charges	121,323	94,989
	9,040,201	7,092,110
Allowance for loan losses	(515,020)	(489,056)
Loan receivables, Net	$8,525,181	$6,603,054

The microfinance methodology works with short-term loans within an average of 12 months, with loans fluctuating from 6 to 24 months. Therefore, loans receivable are classified as current assets in the accompanying balance sheets.

Loan receivables as of December 31, 2018 and 2017 are comprised of approximately 452 and 444 micro-financing loans respectively with individual outstanding balances ranging from $500 to $2,050,000 with an average balance of approximately $18,059 and $14,247 respectively. These loans typically carry stated interest rates of 18% and have terms of less than twenty-four months. In most cases the loans are secured, or partially secured, by some form of collateral and each is personally guaranteed by the owners of the businesses. Each loan is specifically customized to the needs of the small and/or minority business and therefore, the terms of each loan receivable vary.

As of December 31, 2018, loans receivable totaled $9,040,201 and had a respective loan loss allowance of $515,020 and as of December 31, 2017 loans receivable totaled $7,092,110 and had a respective loan loss allowance of $489,056.

As of December 31, 2018, and 2017, there were no loans collateralized by cash, stand-by letters of credit or listed stocks.

F-16

OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 4 – LOAN RECEIVABLES (Continued)

Nonaccrual loans and loans past due over 90 days still on accrual as December 31, 2018 were $742,096 and $817,762 respectively; and as of December 31, 2017, were $595,616 and $656,657 respectively. Interest income that would have been recorded if the nonaccrual loans had been current in accordance with their original terms and had been outstanding throughout the period is $12,145 for the year ended December 31, 2018 and $9,733 for the year ended December 31, 2017. The Company did not hold any refinanced or modified loans as of December 31, 2018 and 2017.

Individually impaired loans at December 31, 2018 and 2017 amounted to $1,332,782 and $1,317,238 respectively and had a respective loan loss allowance allocation of $515,020 and $489,056 respectively

As December 31, 2018 and 2017 the Company did not have any repossessed or foreclosed assets.

The table below shows credit quality indicators for the loan portfolio as of December 31, 2018 and 2017. The company assigned grades to the credit risk profile (Pass, Special mention, Substandard and Doubtful) taking into consideration variables such as: internal credit-risk grades, loan-to-value ratios, collateral and collection experience.

Credit Quality Indicators, as of December 31, 2018 and 2017:

Credit exposure. Credit risk profile by internally assigned grade.

	2018	2017
Pass	$6,811,020	$4,886,679
Special Mention	119,593	206,140
Substandard	685,438	605,423
Doubtful	647,343	711,815

Total	$8,263,394	$6,410,057

NOTE 5 – ALLOWANCE OF LOAN LOSSES

The Company has implemented and adheres to a loss allowance methodology designed to provide for the detection of problem loans and an adequate allowance to cover loan losses and impairment of loans as stated in Note 2. At December 31, 2018 and 2017 loans were individually evaluated and based upon current information or events it believes it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, the Company has an allowance of $515,020 for the year-end 2018 and $489,056 for year-end 2017, and in management opinion is enough to cover possible losses.

The following is an analysis of the allowance for loan losses for the year ended December 31, 2018 and 2017:

	2018 Short- term loans	2017 Short- term loans
Beginning balance	$489,057	$464,524
Provision for loan losses	164,347	161,134
Loans written -off	(138,383)	(136,602)
Recoveries	-	-
Ending Balance	$515,020	$489,056

F-17

OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 5 – ALLOWANCE OF LOAN LOSSES (Continued)

The following is an aged analysis of loans balances as of December 31, 2018 and 2017:

Past due	2018 Short- term loans	2017 Short- term loans
0 - 30 days	$6,590,268	$4,873,391
31 - 60 days	126,520	166,096
61 - 90 days	113,267	48,348
91 - 180 days	155,793	249,688
Over 180 days	1,176,989	988,256

Total	$8,162,837	$6,325,780

NOTE 6 – ACCOUNTS RECEIVABLE – OTHER

The Company recorded as Accounts Receivable those amounts due from the CDFI Fund regarding, the FY2017 CDFI Fund Award ($686,500), and the CDBG Block Miami-Dade County ($200,000) grant for FY2018, CDBG Block Miami-Dade County ($150,000) grant for FY2017 and ($200,000) for and FY2016 and FY2015. As of December 31, 2018, the amount due is $350,000 and as of December 31, 2017 is $836,500.

In addition, included in accounts receivable – other at December 31, 2018 and 2017, are miscellaneous receivables of $72,659 and $90,802, respectively.

NOTE 7 – OTHER ASSETS

Other assets for the period ended December 31, 2018 of $198,612 are capitalized costs with finite lives (refer to table on next page), which are amortized on a straight-lines basis over their estimated useful lives. For the period ended December 31, 2017 other assets of $156,141 are capitalized (refer to the table on next page), which are amortized on a straight-lines basis over their estimated useful lives.

F-18

OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 7 – OTHER ASSETS (Continued)

Expenses related to the preparation of the Offering Circular filed under “Regulation A” with the U.S. Securities and Exchange Commission as well expenses related to external consultants and auditors, CPA, and costs incurred in the Website Application and infrastructure Development Stage, specifically costs incurred to purchase software tools, are amortized over 2 years. Other assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable. No impairment was recorded at December 31, 2018 and December 31, 2017. Capitalized costs are as follow:

Other Assets - Year ended December 31,2018	Beginning	Additions	Deletions	Ending
Other Assets - General	$6,921.20	1,900	$-	$8,821.20
OCB	-	70,606	-	70,606.37
Capitalized Expenses related to Regulation A	327,624.19	11,000	-	338,624.19
Loan Portfolio Software	71,374.62	32,689	-	104,063.92
Website	24,758.49	-	-	24,758.49
Trade Mark	4,583.33	-	-	4,583.33
Sub-Total	435,262	116,196	-	551,458
Accumulated Amortization	(279,121)	(73,725)	-	(352,846)
Net	$156,141	$42,471	$-	$198,612

Other Assets - Year ended December 31,2017	Beginning	Additions	Deletions	Ending
Other Assets - General	$4,000	2,921	$-	$6,921.20
Capitalized Expenses related to Regulation A	285,574	42,050	-	327,624.19
Loan Portfolio Software	52,175	19,200	-	71,374.62
Website	24,758	-	-	24,758.49
Trade Mark	4,583	-	-	4,583.33
Sub-Total	371,091	64,171	-	435,262
Accumulated Amortization	(206,620)	(72,501)	-	(279,121)
Net	$164,471	$(8,330)	$-	$156,141

NOTE 8 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2018 and 2017 consists of the following:

	2018	2017
Computer Equipment	$39,976	$39,976
Software	60,000	60,000
Furniture	443	-
Total property and equipment	100,419	99,976
Less: Accumulated depreciation	(81,023)	(66,518)
Property and equipment, net	$19,396	$33,458

Depreciation expense for the year ended December 31, 2018 and 2017 was $14,505 and $15,680, respectively.

F-19

OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 9 - GUARANTEED DEPOSITS

Activity in guaranteed deposits for the year ended December 31, 2018 and 2017 was as follows:

	2018	2017
Beginning balance	$676,512	$567,134
New Deposits	425,285	287,805
Deposits return to customer	(136,425)	(126,635)
Deposits applied to satisfy deficiencies	(68,668)	(51,793)

Ending Balance	$896,705	$676,512

NOTE 10 – LOANS PAYABLE

On July 02, 2018 the Company signed a Promissory Note payable to the Community Development Financial Institutions Fund (the CDFI Fund) a wholly owned government corporation within the U.S. Department of the Treasury for $686,500. This loan calls for interest of 1.9% with a term of 13 years.

Line of Credit

In 2016 the Company signed an agreement for a Credit Line of $1,825,000 non-collateralized. As of December 31, 2017 the outstanding balance was $1,500,000 and the available balance was $325. The Credit Line was for 24 months, and matured on July 11, 2018 and the interest rate was 2.050%. The Credit Line was paid in full in 2018.

Florida Microfinance Act

The Company manages funds from the State of Florida under the Microfinance Act. In 2015 the Company recorded the funds received as a loan payable totaling $4,776,750. As of December 31, 2017, $3,325,000 of these funds was hold in Certificates of Deposit (see Note 3). In May 2018 the company fully returned the funds to the State of Florida as the agreement matured.

NOTE 11 – LOAN PAYABLE – RELATED PARTY

As of December 31, 2018, the Company has 7 individual loans totaling $271,175 due to members of the Company, their relatives or related entities. The loans have outstanding balances ranging from $13,500 to $101,936 with a term of 36 months. These loans call for interest of 12%. The borrowings are unsecured and have no restrictive covenants. There were no related party notes payable at December 31, 2017.

NOTE 12 – INVESTMENT CERTIFICATES – REGULATION A

The Company has sold 39 Certificates from the second Offering totaling $7,395,465 and 122 Certificates from the first Offering totaling $2,816,503 due to clients, foreign investors and financial institutions and paid down eighty (80) Certificates that matured totaling $2,489,535 from the first and second Offering. The Certificates have outstanding balances ranging from $1,000 to $2,500,000 at terms ranging from 180 to 720 days. These Certificates call for interest rates between 5.83% and 11.52%, depending on the length of term. The borrowings are unsecured and have no restrictive covenants.

F-20

OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 12 – INVESTMENT CERTIFICATES – REGULATION A (Continued)

As of December 31, 2018, and 2017 the Company has 81 Certificates from the first and second Offering totaling 7,722,433; and 68 Certificates from the first and second Offering totaling $3,921,068 respectively.

NOTE 13 – COMMISSION INCOME

Commission income is composed of loan origination fees and late fees, collected on past due loans. For the year ended December 31, 2018 and 2017, commission fees of $391,374 and $347,327 respectively reported in the statement of operations represents origination fees totaling $314,001 and late fees totaling $77,372 for year-end 2018 and origination fees totaling $274,104 and late fees totaling $73,224 for year-end 2017.

The origination fees are exceeded by the direct cost incurred in the process of developing each credit. These costs are recorded as part of the total operating expenses of the Company.

NOTE 14 – INTEREST INCOME

Interest income includes interest earned on the borrowers’ stated rate as well as the interest collected on past due loans that has been accelerated to the highest rate permissible by law. For the year ended December 31, 2018, interest income earned on performing loans was $945,976 while the interest accrued at the higher penalized interest rates amounted to $3,676. For the year ended December 31, 2017, interest income earned on performing loans was $670,145 while the interest accrued at the higher penalized interest rates amounted to $10,816. The total amount of interest income on performing loans as of December 31, 2018 and 2017 was $949,651 and $680,961 respectively.

NOTE 15 – OTHER INCOME

Other income is earned from operations not directly related with microcredits such as treasury; factoring or merchant cash advance loans and totaled $53,744 and 44,019 for the year ended December 31, 2018 and 2017 respectively.

In 2016 the Company was notified by the CDBG Block of Miami Dade County that will received $150,000 (2017 CDBG Block Grant) to deploy in loans and generated at least 5 full time employments. Also, in 2018 the company received notification from the County that it will receive $200,000 (2018 CDBG Block Grant) to deploy in loans and generated at least 6 full time employments. As of the date of this report funds have partially been received.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facility and certain office equipment under non-cancelable operating leases expiring in October 2020. Rent expense under the leases was $57,140 and 51,828 for the period ended December 31, 2018 and 2017 respectively.

The future minimum obligations under these leases are as follows:

Period ending December 31,
2019	45,750
2020	38,125
$129,625

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OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 16 – COMMITMENTS AND CONTINGENCIES (Continued)

Grants

Grant monies received and disbursed by the Company are for specific purposes and may be subject to audit by the grantor agencies. Such audits may result in requests for reimbursements due to disallowed expenditures or other actions by grantor agencies. Based upon prior experience, the Company does not believe that such disallowances or other actions taken by the grantor agencies, if any, would have a material effect on the financial position of the Company.

NOTE 17 – OPERATIONAL CONSIDERATIONS

As indicated in the accompanying consolidated financial statements, the Company has a net profit of $44,907 and a net loss $108,002 for the year ended December 31, 2018 and 2017, respectively.

On September 2017, the Company received a notification form the CDFI Fund awarding the company with $686,500 to provide Financial Assistance to it target market and also a notification from the CDBG Block of the Miami-Dade County for an award of $150,000 to provide loans.

On September 2018, the Company received a notification from the CDBG Block of the Miami-Dade County for an award of $200,000 to provide loans. These funds have not been received as of the date of this report.

The different strategies and initiatives that the Company instituted provided the opportunity for the Company to improve its operational results and liquidity.

NOTE 18 - FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on anticipated cash flows. These types of loans are typically not traded on open markets and require management assumptions to determine recoverability. Such assumptions are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

F-22

OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 18 - FAIR VALUE MEASUREMENTS (Continued)

Assets measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurements at December 31, 2018 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$817,762	$-	$-	$817,762

	Carrying	Fair
	Amount	Value
Financial assets
Cash and cash equivalents	$955,562	$955,562
Loans receivables, net	8,525,181	8,525,181
Accrued interest receivable, net	655,484	655,484

Financial liabilities
Loans payable	$957,675	$957,675
Investment Certificates	7,722,433	7,722,433
Accrued interest payable	44,880	44,880

The carrying amount is the estimated fair value for all of the Company’s financial instruments (asset and liabilities) as no one instrument’s original maturity exceeds 36 months.

The table below sets forth a summary of changes in the fair value of the Company’s level 3 assets for the period ended December 31, 2018.

Level 3 Assets December 31, 2018
Beginning balance	$748,888
Impaired loans issued	207,257
Impaired loans (settled)	(138,383)
Ending balance	$817,762

F-23

OUR MICROLENDING LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 18 - FAIR VALUE MEASUREMENTS (Continued)

		Fair Value Measurements at December 31, 2017 Using:
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$748,888	$-	$-	$748,888

	Carrying	Fair
	Amount	Value
Financial assets
Cash and cash equivalents	$1,070,435	$1,070,435
Loans receivables, net	6,603.054	6,603.054
Accrued interest receivable, net	587,064	587,064

Financial liabilities
Loans payable	$6,276,750	$6,276,750
Investment Certificates	3,921,068	3,921,068
Accrued interest payable	86,192	86,192

The carrying amount is the estimated fair value for all of the Company’s financial instruments (asset and liabilities) as no one instrument’s original maturity exceeds 36 months.

The table below sets forth a summary of changes in the fair value of the Company’s level 3 assets for the period ended December 31, 2017.

Level 3 Assets December 31, 2017
Beginning balance	$444,709
Impaired loans issued	440,780
Impaired loans (settled)	(136,601)
Ending balance	$748,888

NOTE 19 – SUBSEQUENT EVENTS

Management. has evaluated subsequent events through March 29, 2019, the date which the consolidated financial statements were available to be issued.

F-24

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OUR MICROLENDING, LLC

/s/ Emilio Santandreu
Emilio Santandreu, President and CEO
Date: January 24, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

OUR MICROLENDING, LLC

/s/ Emilio Santandreu
Emilio Santandreu, President and CEO
Date: January 24, 2020